Exhibit 99.1

Largest Solar Installation in Tennessee, U.S. Powered by JA Solar’s PV Modules

SHANGHAI, China, January 30, 2013 - JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced the completion of the delivery of 9.5 MW of PV modules to the Volkswagen Solar Park, adjacent to the Volkswagen manufacturing plant at Chattanooga, Tennessee, U.S.

The 9.5 MW installation consists of 33,600 high-performance multi-crystalline silicon PV modules supplied exclusively by JA Solar, and occupies 33 acres of land. The solar park was designed and constructed by Phoenix Solar Inc. (“Phoenix Solar”) for Silicon Ranch Corp. (“Silicon Ranch”), which will sell the electricity to Volkswagen under a 20-year power purchase agreement. It is the biggest solar park to date in the state of Tennessee and the largest solar installation at an auto factory in the United States. The solar park is projected to produce 13,100,000 kWh of electricity annually.

To celebrate the “power up” of the solar installation, Volkswagen Group of America Chattanooga Operation LLC hosted a dedication ceremony on January 23, which was attended by representatives from Silicon Ranch, Phoenix Solar, JA Solar, UniRac, and SMA, as well as local municipal and county government officials.

“The United States is one of the fastest growing markets in the global solar industry and we are proud to have JA Solar modules powering this landmark Volkswagen solar installation,” said Jonathan Pickering, President of JA Solar USA. “JA Solar is committed to providing high-quality, high-performance, and high-reliability solar modules to our customers and we are pleased to have been selected by Phoenix Solar for this project. Phoenix Solar has an outstanding reputation as a global leader in the design and construction of solar systems, and we’ve enjoyed a very close partnership as both companies grow in the United States.”

“We are delighted to have worked together with JA Solar on the Volkswagen Solar Park installation,” said Dr. Murray Cameron, CEO and President of U.S.-based Phoenix Solar Inc. “JA Solar’s high-quality products and professional technical and customer services were key to the success of the project and we look forward to collaborating again in the future.”

The electricity produced from the solar park will be 100% consumed by Volkswagen’s Chattanooga manufacturing plant and is expected to meet 12.5% of the plant’s energy needs during full production and 100% of its needs during non-production periods.

About JA Solar

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules which it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information about JA Solar, please visit our website at www.jasolar.com.

CONTACT:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: jasolar@brunswickgroup.com